December 20, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attn: Mr. Nili Shah
Dear Mr. Shah:
We have received your letter dated November 21, 2005 regarding our Form 10-K for the fiscal year ended December 31, 2004, our Form 10-Q for the quarter ended March 31, 2005 and our Form 10-Q for the quarter ended June 30, 2005 (SEC File No. 0-00822). The Company’s responses to your comments are provided below.
Form 10-K for the year ended December 31, 2004
(12) Commitments and Contingencies, page 46
1.	We have reviewed your response to prior comment 2 in our letter dated September 13, 2005. As discussed in FIN 39, assets and liabilities should not be netted unless both the asset and the liability are between the same two parties and all of the conditions in paragraph 5 of
FIN 39 are met. Accordingly, loss contingencies should be evaluated for accounting and disclosure purposes independently of any insurance recoveries. Thus:
•	Where you have indicated that you do not believe that it is probable or reasonably possible that a loss has been incurred with respect to the USS Great Lakes Fleet cases, auto accident claim and pressure valve claim, please confirm to us that you have made this determination independent of any potential insurance recovery. If not, please do so. Further, to the extent that your losses meet the criteria of paragraphs 8 or 10 of SFAS 5, please revise your accounting and disclosure accordingly.
RESPONSE: We confirm that as of the date we filed our respective filings with the SEC we had made a determination that it was not probable or reasonably possible that a loss had been incurred with respect to the above mentioned cases independently of any potential insurance recoveries. As such we did not make any specific disclosures related to these cases.
•	With respect to the product liability case in France, please disclose the nature of the contingency and the reasonably possible range of loss, in accordance with paragraph 10 of SFAS 5.
RESPONSE: The nature of the claim by the claimant is a loss resulting from lost or late shipments and additional costs of shipments during the time the machine was not operating due to the failure of a manifold supplied by Oilgear. In our prior response we indicated “a French court ordered the Company’s subsidiary, Oilgear Towler S.A., to pay

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

approximately EUR 1,255,000 (approximately $1,506,000) plus interest to the claimant.” It is important to note that the judicial system in France is different that in the United States and as such the court order we referenced in our October 27, 2005 response letter to you is not similar to a court order to pay in the United States. The order issued by the French court is simply an acknowledgment that the court recognizes the claimant’s claim as an official claim and puts all the parties involved (the claimant, the claimant’s insurance company, our insurance company and Oilgear) on notice that the court will hear this case. The amount of loss in the court order is a number presented by the claimant in his claim against us and it has not been adjudicated. We will have ample opportunity to litigate the amount of any damages. At the time of the failure, the statute of limitations for latent defect claims was an indeterminant “short period.” Subsequently, this was codified as two years. The claimant did not bring their claim within this time period and was thus barred from claiming a latent defect. He has now claimed based on an alleged failure to do a “sufficiently thorough investigation” at the time of the design of the manifold.
We believe we have very strong and meritorious defenses in this case including the fact that a ten year statute of limitations in France to file commercial claims may apply and we installed the equipment on the claimants machine in 1993 which makes the claimant’s case weak. The claimant is a current customer and our attorneys indicated it will take more than a year to get a judgement from the French court system; we believe this case may likely be settled before it goes to trial. There is no way to estimate the final judgement or settlement amount but history indicates that these matters settle for much less than the claim. For example, in September 2005 our insurance company settled a 750,000 pounds sterling claim against us in England for 62,500 pounds sterling. Due to the lapse of the statute of limitations and other very strong factors in our favor we believe that the range of loss in this case is between $0 and $1,500,000 plus interest (the amount of the undocumented and unsupported claim from the claimant). We do not believe that an unfavorable outcome in this case is probable at this point and as such have not provided an accrual. We will disclose the nature of this product liability case in future filings and we will also disclose our estimate of the potential range of loss.
As noted in prior filings, this matter is fully covered by insurance and as such there is no real exposure to the Company. We will continue to monitor this case and in the event we determine that an unfavorable outcome is probable we will book a liability in accordance with SFAS 5 and independently will make an assessment of the recoverability of the loss from our insurance company.

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

Item 9A, Controls and Procedures, page 50
2.	We have reviewed your response to prior comment 3 in our letter dated September 13, 2005. Please remove the last sentence of your proposed disclosure which states, “Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are not adequate and effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that is files or submits under the Exchange Act,” as it repeats the second sentence of your proposed disclosures.
RESPONSE: We agree that the sentence you referred to is redundant and as such we will remove the sentence you referenced in future filings.
Form 10-Q for the quarter ended March 31, 2005
Consolidated Statements of Cash Flows, page 5
3.	We have reviewed your response to prior comment 4 in our letter dated September 13, 2005. You have acknowledged that bank financing fees should have been presented in your statements of cash flows as financing activities, and the amortization of these fees as operating. We note the impact to operating and financing activities for the six months ended June 30, 2005 was 47% and 13%, respectively; for the three months ended March 31, 2005, 21% and 22%, respectively; and for the year ended December 31, 2004, 106% and 32%, respectively. Given these percentages, we are not persuaded that these reclassifications are immaterial. Therefore, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10Q to correct these classifications.
RESPONSE: SEC Staff Accounting Bulletin: No. 99-Materiality (“SAB No. 99”) “expresses the views of the staff that exclusive reliance on quantitative benchmarks to assess materiality in preparing financial statements...is inapproprate”. While we acknowledge that the impact of this reclassification is high quantitatively, we believe the following qualitative facts far outweigh the quantitative facts.
A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Whether the Company reported net cash provided by operating activities in 2004 of $423,000 or $0 is not relevant as both are perceived to be breakeven results. Therefore, any significant adjustments would be quantitatively material to the Company’s 2004 reported net cash provided by operating activities.
The users of our financial statements:
Our banks are interested in EBITDA, debt and interest coverages and net income. This reclassification adjustment has no impact on any of our financial covenants with our banks and as such is not significant to the banks;
Institutional investors are generally interested in long term earnings and the future prospects of the Company. We do not believe that their judgment would be influenced by the misstatement;
Our directors and employees hold more than 50% of the Company’s stock. We believe the directors and employees are also interested in current and long term earnings. We do not believe that their judgment would be influenced by the misstatement.;
Our vendors are interested in the strength of the balance sheet and our ability to pay timely for materials and services. As we disclosed quite prominently in our 2004 Form 10-K and in our 2005 Forms 10-Q we have a new credit facility which provides for increased liquidity from our prior facility. We believe that this is the most important factor to our vendors and as such we do not believe that their judgment would be influenced by the misstatement.;
Other shareholders — based on questions posed to the Company by other shareholders they are interested in orders, shipments and net earnings. We do not believe that their judgment would be influenced by the misstatement.;
The Company is not followed by any analysts so no judgement could be influenced by an analyst’s report.
There is not a substantial likelihood that the misstatement would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available in the statements.
Other qualitative factors:
The misstatement has no impact on management compensation.

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

The misstatement did not change the compliance with bank covenants or any other contractual requirements.
The misstatement did not have any affect on net income.
The misstatement does not conceal any unlawful transactions.
CONCLUSION:
The Company believes that the qualitative factors outweigh the quantitative factors with regard to the proposed restatement adjustments and that these adjustments are not material to all financial statements, would not be considered significant or important to a financial statement user, and would not change an investor’s evaluation of the Company’s financial position or performance. The overall tone of SAB No. 99 stresses the importance of the qualitative factors in evaluating the materiality of an adjustment. Based on these factors, the Company concludes that restatement adjustments are not material to the financial statements.
We have corrected the classifications on these items in our September 30, 2005 10-Q. We will present these items correctly on future filings but we have concluded based on the total analysis of quantitative and qualitative facts that these reclassifications are not material and we do not need to restate past financial statements.
Form 10-Q/A for the quarter ended June 30, 2005
Financial Statements
7. Gain on Investments, page 12
4.	We have reviewed your response to prior comment 5 in our letter dated September 12, 2005 and note your qualitative analysis. However, the error in the accounting for the demutualization resulted in significant quantitative changes to net earnings (loss) before income taxes and minority interest and net earnings, as you acknowledge, in 2001 and 2004. Therefore, please amend your December 31, 2004 Form 10-K and subsequent 2005 Forms 10-Q to correct this accounting.

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

RESPONSE: We concur that the quantitative changes to net earnings (loss) before income taxes and minority interest and net earnings from the restatement adjustments appear high. Whether the Company reported net income of $400,000 or $200,000 was not relevant as both are perceived to be breakeven results. The Company’s 2004 reported net income would be perceived as breakeven, and as such, any significant adjustments would be quantitatively material. However, SEC Staff Accounting Bulletin: No. 99-Materiality (“SAB No. 99”) “expresses the views of the staff that exclusive reliance on quantitative benchmarks to assess materiality in preparing financial statements...is inappropriate”. We believe the following qualitative facts far outweigh the quantitative facts.
A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
The users of our financial statements:
Our bankers are interested in EBITDA, Debt and interest coverage and net income. We believe their judgment was not influenced by the misstatement since we did not fail any covenants in 2004, and the proposed restatement would not have impacted any covenants. In addition, we refinanced our debt with a new bank in the first quarter of 2005 prior to releasing our Form 10-K. The misstatement had no impact on our prior bank as their loans were paid in full upon execution of the refinancing with our new bank. In addition, the misstatement has no impact on the covenant under our new bank agreement. As a result we do not believe that their judgment would be influenced by the misstatement,
Institutional investors are interested in long term earnings and the long term prospects of the Company. We believe that the institutional investors perceived 2004 as a turn around from several years of significant losses to a break even year. We do not believe that their view of our performance in 2004 would be impacted by the misstatement related to the demutualization. Whether the Company reported net income of $200,000 or $400,000 was not relevant as both are perceived to be breakeven results;
Directors and employees who own more than 50% of the Company are also interested in current and long term earnings. Their judgments were not influenced by the misstatement because it did not affect their compensation and they looked at 2004 as a break even year (note that this is how management described the results for 2004 in internal communications and at the annual shareholders’ meeting),

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

Our vendors are interested in the strength of the balance sheet and our ability to pay timely for materials and services. As we disclosed quite prominently in our 2004 Forms 10-K and in our 2005 Forms 10-Q we have a new credit facility which provides for increased liquidity from our prior facility. We believe that this is the most important factor to our vendors and as such we do not believe that their judgment would be influenced by the misstatement,
Other shareholders — based on questions posed to the Company by other shareholders, they are interested in orders, shipments and net earnings. We do not believe that their judgment would be influenced by the misstatement because they looked at the year as a turn around from several years of significant losses to a break even year,
The Company is not followed by any analysts so no judgement could be influenced by an analyst’s report.
There is not a substantial likelihood that the misstatement would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available in the statements. In addition, the Company’s Forms 10-Q filed for the second and third quarter of 2005 reclassified the impact of the demutualization on the consolidated statements of operations and cash flows for the periods then ended, as well as more fully disclosing in footnote 7 the magnitude and the years impacted by the misstatement.
Other qualitative factors:
The Company is listed on the Nasdaq Small Cap Stock Market, is thinly traded, and is not followed by analysts. The shares outstanding reported on the Company proxy statements filed in 2001, 2002, 2003, 2004 and 2005 were 1,943,988, 1,937,886, 1,955,398, 1,957,898 and 1,991,766, respectively and the directors and employees owned approximately 53%, 54%, 54%, 57% and 57%, respectively. The Company believes it has less than 500 shareholders of record from 2001 through 2004.
The price of the Company’s stock was not affected by the approximately $300,000 increase in net earnings due to the misstatement in the first quarter of 2004 related to the insurance company demutualization. The average closing price for the Company’s shares was $4.71 for the six months before the first quarter 2004 earnings release and $4.21 for the six months after the earnings release. We have compared the closing price of Oilgear stock during the periods before and after our press releases from 2001 to current (See Exhibit A attached to our October 27, 2005 response to the SEC). Most of the earnings press releases had no or very little affect on the price of Oilgear’s stock except for the third quarter of 2004 which was the first quarter Oilgear reported significant net earnings since the second quarter of 2001. The stock closing price increased approximately 57% the day the third quarter of 2004 earnings press release was made public. The first and second quarters of 2005 press

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

releases were followed by increases in the stock price of approximately 21% and 10%, respectively, because of the significant increase in net earnings due to the economic recovery. However, the two most significant changes that occurred during this period had nothing to do with earnings. The stock price increased by approximately 70% on June-17-2005 when the day trader bulletin boards posted incorrect information about Oilgear being an energy stock. The volume that day was 525,975 shares on 2,319 total trades. The total volume from January-1-2001 through June-16-2005 was 2,561,915 on 7,417 trades. The press release on August-26-2005 about the possible delisting because we filed an incomplete Form 10-Q as our auditors had not completed their review of the second quarter 2005 10-Q resulted in a 20% decrease in the price of Oilgear stock.
The status of the Company’s compliance under the financial covenants included in its bank finance agreements for years 2002 through 2004 and for the 2005 interim periods would not have changed if the Company recorded the adjustments.
The bank, with which in 2005 the Company entered into the current bank finance agreement, is aware of the misstatement and has accepted the Company’s financial statements.
The Company’s variable compensation plan has $1,000,000 consolidated net earnings as a minimum before any bonus compensation can be paid. Because the minimum consolidated net earnings was not met from 2001 to 2004, no bonus compensation was paid to management for any of those years. The adjustments for 2001 through 2004 would not have caused the consolidated net earnings to meet the $1,000,000 minimum. Therefore, there was no impact on bonus compensation to the Company’s employees.
The misstatement does not conceal any unlawful transactions.
Since the Company has less than 500 shareholders and more than 50% of the shares are owned by employees and another approximately 15% of the shares owned by two shareholders who are not employees, any benefit of a restatement to our shareholders is outweighed by the costs of a restatement.
CONCLUSION:
The Company believes that the qualitative factors outweigh the quantitative factors with regard to the proposed restatement adjustments and that these adjustments are not

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

material to all financial statements, would not be considered significant or important to a financial statement user, and would not change an investor’s evaluation of the Company’s financial position or performance. The overall tone of SAB No. 99 stresses the importance of the qualitative factors in evaluating the materiality of an adjustment. Based on these factors, the Company concludes that restatement adjustments are not material to the financial statements.
We have reclassified the impact of the demutualization on the consolidated statements of operations and cash flows for the 2005 second and third quarter Forms 10-Q, as well as more fully disclosing in the Footnotes the magnitude in the years impacted. We will present these items correctly on future filings but we have concluded based on the total analysis of quantitative and qualitative facts that these reclassifications are not material and we do not need to restate past financial statements.
General
5.	Please be advised that if you conclude that your prior filings should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

In addition, please tell us when you will file your restated 2004 Form 10-K and 2005 Form 10-Q. We remind you that your restated Form 10-K should appropriately address the following:
•	an explanatory paragraph in the reissued audit opinion,

•	full compliance with APB 20, paragraphs 36 and 37,

•	fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data,

•	updated Item 9A, disclosures should include the following:
à	a discussion of the restatement and the facts and circumstances surrounding it,

à	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

à	changes to internal controls over financial reporting, and

à	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature,
Refer to Items 307 and 308 (c) of Regulation S-K.
à	updated certifications.

Mr. Nili Shah
U.S. Securities and Exchange Commission
December 20, 2005

RESPONSE: As noted in our responses above, we believe that the errors noted in the questions above are not material to our financial statements and as such do not believe restatement of our previously filed Form 10-K and Forms 10-Q is necessary. We believe that our prior filings can still be relied upon.
6.	Further, in light of the amendments requested, please reflect:
•	correction of the classification error in prior comment 1 in our letter dated September 13, 2005, and

•	revised disclosure in relation to comments 1 and 2 of this letter, as well as all prior comments, where you have agreed to enhance your disclosures in future filings. For example, please refer to comments 1, 3 and 4 from our previous letter dated July 6, 2005.

•	disclosure of the components of “other, net” in your statement of cash flows in greater detail.
RESPONSE: As noted in our responses above, we believe that the errors noted in our responses to the questions above are not material to our financial statements and as such do not believe restatement of our previously filed Form 10-K and Forms 10-Qs is necessary. Similarly we believe that the classification error in prior comment 1 in your letter dated September 13, 2005 is not material.
We corrected all errors in the September 30, 2005 Form 10-Q and enhance our disclosures in response to your comments. As noted above, we will present these items correctly in future filings and will also expand our disclosure of the French product liability case in future filings.